UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.  20549



                           FORM 15


CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.



                              Commission File Number   0-23008




                 American Telecasting, Inc.
   (Exact name of registrant as specified in its charter)


               5575 Tech Center Drive, Suite 300,
                Colorado Springs, Colorado 80919
     (Address, including zip code, and telephone number, including area code, or registrant's principal executive offices)




           Class A Common Stock, $0.01 Par Value
  (Title of each class of securities covered by this Form)


            14 1/2% Senior Discount Notes due 2004
            14 1/2% Senior Discount Notes due 2005
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


      Please place an X in the box(es) to designate, the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


     Rule 12g-4(a)(1)(i)  [X]      Rule 12h-3(b)(1)(i)
     Rule 12g-4(a)(1)(ii)          Rule 12h-3(b)(1)(ii)
     Rule 12g-4(a)(2)(i)           Rule 12h-3(b)(2)(i)
     Rule 12g-4(a)(2)(ii)          Rule 12h-3(b)(2)(ii)
                                   Rule 15d-6


     Approximate number of holders of record as of the
certification or notice date:      One

     Pursuant to the requirements of the Securities Exchange
Act of 1934, American Telecasting, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  September 23, 1999     By:    /s/ Michael T. Hyde
                                     Michael T. Hyde, Assistant Secretary